Filed Pursuant to Rule 424(b)(2)
Registration No. 333-153640

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common stock, par value $0.01 per share	8,518,519 shares	(1)	$13.50	$115,000,007	$4520

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-153640).

PROSPECTUS

First Niagara Financial Group, Inc.

7,407,408 Shares of Common Stock

We are offering 7,407,408 shares of our common stock, par value $0.01 per share. We have granted the underwriters an option to purchase 1,111,111 additional shares of our common stock to cover over-allotments, if any.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FNFG”. On September 25, 2008, the closing price of our common stock on NASDAQ was $14.85 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 24 of this prospectus.

	Per Share	Total
Public offering price	$13.50	$100,000,008
Underwriting discount	$0.675	$5,000,000
Proceeds, before expenses, to us	$12.825	$95,000,008

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about October 1, 2008.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

The date of this prospectus is September 25, 2008

Prospectus Table of Contents

Unless otherwise indicated, you should rely only on the information contained in this prospectus and the documents incorporated by reference. Neither we nor any underwriter has authorized anyone to provide information different from that contained in this prospectus and the documents incorporated by reference. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus, and the documents incorporated by reference. You should assume that the information contained in this prospectus, as well as the information incorporated by reference, is accurate only as of the date of the applicable document. This prospectus is not an offer to sell or solicitation of an offer to buy shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that is filed with the Securities and Exchange Commission which describes the specific terms of this offering. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” below.

As used in this prospectus, the terms “First Niagara,” “the Company,” “we,” “our,” and “us” refer to First Niagara Financial Group, Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the offer and sale of the securities offered by this prospectus. This prospectus is part of the registration statement, but the registration statement, including the accompanying exhibits included or incorporated by reference therein, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC’s Web site at http://www.sec.gov and on our website at http://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See “Description of Capital Stock of First Niagara Financial Group, Inc.” We will furnish a full statement of the relative rights and preferences of each class or series of our stock that has been so designated and any restrictions on the ownership or transfer of our stock to any stockholder upon request and without charge. Written requests for such copies should be directed to: First Niagara Financial Group, Inc., 6950 South Transit Road, P.O. Box 514, Lockport, New York, 14095-0514, Attention: Investor Relations Department.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The incorporated documents contain significant information about us, our business and our finances. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	our Reports on Form 8-K filed on the following dates: January 11, 2008, February 1, 2008, February 5, 2008, February 12, 2008, February 15, 2008, February 20, 2008 and February 25, 2008;

•	the description of First Niagara Financial Group, Inc. common stock set forth in the registration statement on Form 8-A (No. 0-23975) filed on January 15, 2003;

•

all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the underlying securities.

We will provide without charge to each person to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to First Niagara Financial Group, Inc., 6950 South Transit Road, P.O. Box 514, Lockport, New York, 14095-0514, Attention: Investor Relations Department.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, and in the documents incorporated by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These statements include, among others, statements regarding our strategy, evaluations of future interest rate trends and liquidity, prospects for growth in assets and prospects for overall results over the long term. You should not place undue reliance on our forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to significant risks, uncertainties and other factors which are, in some cases, beyond First Niagara’s control.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results. First Niagara’s actual results could differ materially from those projected in the forward-looking statements as a result of, among others, factors referenced herein under the section captioned “Risk Factors”; adverse conditions in the capital and debt markets and the impact of such conditions on First Niagara’s activities; changes in interest rates; competitive pressures from other financial institutions; a deterioration in general economic conditions on a national basis or in the local markets in which First Niagara operates, including changes which adversely affect borrowers’ ability to service and repay our loans; changes in loan defaults and charge-off rates; adequacy of loan loss reserves; reduction in deposit levels necessitating increased borrowing to fund loans and investments; the passing of adverse government regulation; the risk that goodwill and intangibles recorded in First Niagara’s financial statements will become impaired; and risks related to the identification and implementation of acquisitions; as well as the other risks and uncertainties detailed in First Niagara’s Annual Report on Form 10-K and other filings submitted to the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made. First Niagara does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation whose principal executive offices are located at 6950 South Transit Road, Lockport, New York, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned, federally-chartered savings bank subsidiary, First Niagara Bank (the “Bank”). We are positioned as one of the leading community banks in Upstate New York, providing customers with retail and commercial banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products and retail and commercial deposit products. Additionally, we offer insurance and employee benefits consulting services through a wholly-owned subsidiary of First Niagara Bank. At June 30, 2008, we had $9.1 billion of assets and stockholders’ equity of $1.4 billion.

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to a two-tiered mutual holding company. In November 2002, we converted First Niagara Bank and the mutual holding company to a federal charter subject to Office of Thrift Supervision (“OTS”) regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, we deployed the proceeds from these stock offerings through multiple whole-bank and non-bank financial services company acquisitions, as well as the opening of de novo branches in target markets across Upstate New York. This strategy coupled with our organic growth initiatives, which includes an emphasis on expanding our commercial operations and financial services businesses, has resulted in our successful transition from a traditional thrift to a commercial bank.

On February 15, 2008, we acquired all of the outstanding common shares of Great Lakes Bancorp, Inc. (“Great Lakes”), the parent company of Greater Buffalo Savings Bank, with total assets of $894.5 million, total loans of $549.8 million and total deposits of $593.3 million. Under the terms of the merger agreement, Great Lakes stockholders received 5.4 million shares of First Niagara Financial Group, Inc. stock as well as cash consideration totaling $75.8 million in the aggregate. Capitalized costs related to the acquisition, primarily investment banking and professional fees, totaled approximately $1.1 million.

First Niagara Bank

First Niagara Bank was organized in 1870, and is a community-oriented savings bank providing financial services to individuals, families and businesses through our branch network located across Upstate New York. As of June 30, 2008, we operated 114 branches and had $9.0 billion of total assets and deposits of $6.2 billion.

First Niagara Bank and its subsidiaries provide a range of financial services to retail and commercial customers in our market areas. Our operating subsidiaries include: First Niagara Commercial Bank (the “Commercial Bank”), our New York State chartered bank whose primary purpose is to generate municipal deposits; First Niagara Funding, Inc., our real estate investment trust (“REIT”) which originates and holds some of our commercial real estate and business loans; and First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency engaged in the sale of insurance products including business and personal insurance, surety bonds, life, disability and long-term care coverage and other risk management advisory services. FNRM’s consulting and risk management business includes alternative risk and self-insurance, claims investigation and adjusting services, employee benefits and administration services, as well as third party administration of self insured workers’ compensation plans.

THE OFFERING
Issuer	First Niagara Financial Group, Inc., a Delaware corporation

Common Stock Offered by Us	7,407,408 shares

Common Stock to be Outstanding after this Offering	117,391,618 shares[1]

NASDAQ Symbol	FNFG

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $94,621,000 after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $108,870,000 if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering to provide additional capital for execution of our growth strategy, to further enhance our capital position and for general corporate purposes.

[1]	Based on shares outstanding as of September 25, 2008. Excludes 1,111,111 shares issuable upon exercise of the underwriters’ over-allotment option.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $94,621,000 after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $108,870,000 if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering to provide additional capital for execution of our growth strategy and for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market under the symbol “FNFG”. The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on NASDAQ.

	High	Low	Dividends per Share
Year Ended December 31, 2006:

First Quarter	$15.16	$13.38	$0.11
Second Quarter	14.74	13.44	0.11
Third Quarter	15.20	13.54	0.12
Fourth Quarter	15.43	13.89	0.12

Year Ending December 31, 2007

First Quarter	$15.07	$13.53	$0.13
Second Quarter	14.28	12.88	0.13
Third Quarter	14.60	11.49	0.14
Fourth Quarter	15.13	11.15	0.14

Year Ending December 31, 2008

First Quarter	$14.15	$9.98	$0.14
Second Quarter	15.00	12.60	0.14
Third Quarter (through September 25, 2008)	22.38	14.70	0.14

The last reported closing price for our common stock on September 25, 2008 was $14.85 per share.

SELECT HISTORICAL FINANCIAL INFORMATION

The following table presents selected consolidated financial information, which should be read in conjunction with our financial statements, and the notes thereto, and the information contained in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference into this prospectus. The selected historical financial information as of June 30, 2008 and 2007 is derived from our unaudited interim consolidated financial statements. The selected historical financial data as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 is derived from our audited financial statements and related notes, which are incorporated by reference into this prospectus. The selected historical financial data for prior years is derived from our audited financial statements, which are not incorporated by reference into this prospectus. In the opinion of our management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data as of those dates and for those periods. The results of operations for interim periods are not necessarily indicative of a full year’s operations.

	At the period ended June 30, 2008	At the year ended December 31,
		2007	2006	2005	2004	2003
	(Dollar and share amounts in thousands)
Selected financial condition data:
Total assets	$9,074,502	$8,096,228	$7,945,526	$8,064,832	$5,078,374	$3,589,507
Loans and leases, net	6,363,665	5,654,705	5,593,512	5,216,299	3,215,255	2,269,203
Securities available for sale:
Mortgage-backed	925,573	817,614	717,601	867,037	618,156	499,611
Other	364,166	399,550	342,821	737,851	551,973	346,272
Deposits	6,158,233	5,548,984	5,709,736	5,479,412	3,337,682	2,355,216
Borrowings	1,363,379	1,094,981	747,554	1,096,427	750,686	457,966
Stockholders’ equity	$1,431,352	$1,353,179	$1,387,197	$1,374,423	$928,162	$728,174
Common shares outstanding	109,722	104,770	110,719	112,808	82,318	70,668

	For the period ended		For the year ended December 31,
	June 30, 2008	June 30, 2007
			2007	2006	2005	2004	2003
	(Dollar and share amounts in thousands, except per share amounts)
Selected operations data:
Interest income	$221,389	$208,741	$422,772	$415,830	$375,217	$224,578	$169,959
Interest expense	94,718	95,475	198,594	169,349	125,067	68,476	62,544

Net interest income	126,671	113,266	224,178	246,481	250,150	156,102	107,415
Provision for credit losses	8,000	3,900	8,500	6,456	7,348	8,442	7,929

Net interest income after provision for credit losses	118,671	109,366	215,678	240,025	242,802	147,660	99,486
Noninterest income	58,903	58,256	131,811	111,218	90,663	51,866	43,379
Noninterest expense	114,101	114,931	222,466	211,851	188,206	120,850	88,277

Income from continuing operations before income taxes	63,473	52,691	125,023	139,392	145,259	78,676	54,588
Income taxes from continuing operations	21,581	17,546	40,938	47,533	52,400	26,859	18,646

Income from continuing operations	41,892	35,145	84,085	91,859	92,859	51,817	35,942
Income from discontinued operations, net of tax(1)	—	—	—	—	—	—	164

Net income	$41,892	$35,145	$84,085	$91,859	$92,859	$51,817	$36,106

Stock and related per share data:
Earnings per common share:
Basic	$0.40	$0.34	$0.82	$0.86	$0.85	$0.66	$0.55
Diluted	0.40	0.33	0.81	0.85	0.84	0.65	0.53
Cash dividends	0.28	0.26	0.54	0.46	0.38	0.30	0.22
Book value	$13.51	$13.01	$13.41	$12.99	$12.65	$11.86	$10.98

(1)

Effective February 18, 2003, we sold NOVA Healthcare Administrators, Inc., our wholly-owned third-party benefit plan administrator subsidiary. We have reported the results of operations from NOVA as “Discontinued Operations” in 2003, including the net gain realized on the sale of $208 thousand.

	At or for the period ended June 30,				At or for the year ended December 31,
	2008		2007		2007	2006	2005	2004	2003
	(Dollar amounts in thousands)
Selected financial ratios and other data:
Performance ratios(1):
Return on average assets	0.95	%(4)	0.90	%(4)	1.05%	1.14%	1.18%	1.05%	1.02%
Return on average equity	5.95	(4)	5.20	(4)	6.24	6.67	6.76	5.59	5.19
Return on average tangible equity(2)	13.38	(4)	11.60	(4)	14.12	14.75	14.41	8.75	6.15
Net interest rate spread (tax equivalent)	3.05		2.89		2.84	3.20	3.46	3.38	2.90
Net interest rate margin (tax equivalent)	3.42		3.38		3.33	3.61	3.75	3.66	3.36
Efficiency ratio	61.49		67.01		62.49	59.23	55.22	58.11	58.54
Dividend payout ratio	70.00%		76.47%		65.85%	53.49%	44.71%	45.45%	40.00%

Capital ratios:
Total risk-based capital(3)	10.08%		10.36%		11.35%	12.16%	12.26%	17.65%	19.04%
Tier 1 risk-based capital(3)	11.30		11.61		10.10	10.91	11.01	16.40	17.94
Tier 1 (core) capital(3)	7.61		7.73		7.54	7.73	7.56	11.40	11.92
Tangible capital(3)	7.61		7.73		7.54	7.73	7.56	11.40	11.87
Ratio of stockholders’ equity to total assets	15.77%		16.57%		16.71%	17.46%	17.04%	18.28%	20.29%

Asset quality:
Total nonaccruing loans	$34,393		$24,191		$28,054	$15,528	$21,930	$12,028	$12,305
Other nonperforming assets	1,414		169		237	632	843	740	543
Allowance for credit losses	75,128		71,102		70,247	71,913	72,340	41,422	25,420
Net loan charge-offs	$6,009		$4,711		$10,084	$6,883	$7,114	$7,090	$5,383
Total nonaccruing loans to total loans	0.53%		0.42%		0.49%	0.27%	0.41%	0.37%	0.54%
Total nonperforming assets to total assets	0.39		0.30		0.35	0.20	0.28	0.25	0.36
Allowance for credit losses to nonaccruing loans	218.44		293.92		250.40	463.12	329.87	344.38	206.58
Allowance for credit losses to total loans	1.17		1.23		1.23	1.27	1.37	1.27	1.11
Net charge-offs to average loans	0.19	%(4)	0.17	%(4)	0.18%	0.12%	0.14%	0.23%	0.24%

Other data:
Number of branches	114		121		110	119	118	71	47
Full time equivalent employees	1,892		1,884		1,824	1,922	1,984	1,200	944

(1) Computed using daily averages.

(2) Excludes average goodwill and other intangibles.

(3) Ratios presented for First Niagara Bank.

(4) Annualized.

RECENT DEVELOPMENTS

Summary of developments since June 30, 2008

Results during the two month period ended August 31, 2008 reflect similar trends as those experienced during the first six months of 2008. At August 31, 2008 we had total assets of $9.0 billion, deposits of $5.9 billion and stockholders’ equity of $1.4 billion. Some of the financial highlights for the two month period ended August 31, 2008 include the following:

•

Our tax equivalent net interest rate margin improved sixteen basis points from 3.50% for the quarter ended June 30, 2008 to 3.66% for the two months ended August 31, 2008. Much of this improvement is attributable to our efforts to better position our funding mix as evidenced by the decline in higher yielding certificate of deposit accounts and the continued use of wholesale borrowings as an attractive funding alternative. As a result, our certificate of deposit accounts decreased $198.9 million from $2.1 billion at June 30, 2008 to $1.9 billion at August 31, 2008.

•	Commercial loans, primarily commercial real estate loans, increased $25.0 million, or 3% annualized, since June 30, 2008, reflecting solid state-wide production and historically low payoff levels.

•	Residential mortgage loans decreased $36.6 million or 7% annualized since June 30, 2008 given the ongoing consumer preference for long-term fixed rate products which we do not hold in our portfolio.

•

Nonperforming loans increased to $41.2 million or .64% of total loans at August 31, 2008, from $34.4 million and .53% of total loans at June 30, 2008. While this increase is attributed to a few commercial real estate and business loans, it continues to be consistent with the normal maturation of our commercial lending business. At August 31, 2008, the allowance for credit losses represented 1.20% of total loans and 188% of nonperforming loans as compared to 1.17% and 218% as of June 30, 2008, respectively.

•

The value of our securities available for sale portfolio, which contains no FNMA or FHLMC common or preferred stock, declined $2.9 million, net of deferred taxes, since June 30, 2008, and remains a stable source of liquidity to fund our loan growth. Based on our analysis, we deem any unrealized losses to be temporary. We have the ability and intent to hold our investment securities currently in an unrealized loss position to recovery.

•	At August 31, 2008, total borrowings increased $136.3 million, primarily in short-term repurchase agreements which were utilized to replace matured borrowings and certificate of deposit accounts.

•	All capital ratios of First Niagara Bank continue to remain above the well-capitalized level.

•	Our continued expense management resulted in our efficiency ratio improving from 58.8% for the quarter ended June 30, 2008 to 57.3% for the two months ended August 31, 2008.

BUSINESS

GENERAL

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation whose principal executive offices are located at 6950 South Transit Road, Lockport, New York, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned, federally-chartered savings bank subsidiary, First Niagara Bank (the “Bank”). We are positioned as one of the leading community banks in Upstate New York, providing customers with retail and commercial banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products and retail and commercial deposit products. Additionally, we offer insurance and employee benefits consulting services through a wholly-owned subsidiary of First Niagara Bank. At June 30, 2008, we had $9.1 billion of assets and stockholders’ equity of $1.4 billion.

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to a two-tiered mutual holding company. In November 2002, we converted First Niagara Bank and the mutual holding company to a federal charter subject to Office of Thrift Supervision (“OTS”) regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, we deployed the proceeds from these stock offerings through multiple whole-bank and non-bank financial services company acquisitions, as well as the opening of de novo branches in target markets across Upstate New York. This strategy coupled with our organic growth initiatives, which includes an emphasis on expanding our commercial operations and financial services businesses, has resulted in our successful transition from a traditional thrift to a commercial bank.

On February 15, 2008, we acquired all of the outstanding common shares of Great Lakes Bancorp, Inc. (“Great Lakes”), the parent company of Greater Buffalo Savings Bank, with total assets of $894.5 million, total loans of $549.8 million and total deposits of $593.3 million. Under the terms of the merger agreement, Great Lakes stockholders received 5.4 million shares of First Niagara Financial Group, Inc. stock as well as cash consideration totaling $75.8 million in the aggregate. Capitalized costs related to the acquisition, primarily investment banking and professional fees, totaled approximately $1.1 million.

First Niagara Bank

First Niagara Bank was organized in 1870, and is a community-oriented savings bank providing financial services to individuals, families and businesses through our branch network located across Upstate New York. As of June 30, 2008, we operated 114 branches and had $9.0 billion of total assets and deposits of $6.2 billion.

First Niagara Bank and its subsidiaries provide a range of financial services to retail and commercial customers in our market areas. Our operating subsidiaries include: First Niagara Commercial Bank (the “Commercial Bank”), our New York State chartered bank whose primary purpose is to generate municipal deposits; First Niagara Funding, Inc., our real estate investment trust (“REIT”) which originates and holds some of our commercial real estate and business loans; and First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency engaged in the sale of insurance products including business and personal insurance, surety bonds, life, disability and long-term care coverage and other risk management advisory services. FNRM’s consulting and risk management business includes alternative risk and self-insurance, claims investigation and adjusting services, employee benefits and administration services, as well as third party administration of self insured workers’ compensation plans.

MARKET AREAS AND COMPETITION

Our primary lending and deposit gathering areas are generally concentrated in the same counties as our branches. We face significant competition in both making loans and attracting deposits in our markets as the Upstate New York region has a high density of financial institutions, some of which are significantly larger than we are and have greater financial resources. Our competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage banking companies, credit unions, insurance companies and other financial services companies. Our most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks and credit unions. We face additional competition for deposits from the mutual fund industry, internet banks, securities and brokerage firms, and insurance companies.

We offer a variety of financial services to meet the needs of the communities that we serve, functioning under a philosophy that includes a commitment to customer service and the community. As of June 30, 2008 we operated in 23 counties that span across Upstate New York. The largest cities in the markets in which we do business are Buffalo, Rochester, Syracuse and Albany, which have a combined total population of nearly four million and are the top four Metropolitan Statistical Areas in New York State outside of New York City.

LENDING ACTIVITIES

Our principal lending activity has been the origination of commercial real estate and business loans, leases and residential mortgages to customers located within our primary market areas. We also originate and retain in our lending portfolio various types of home equity and consumer loan products.

Commercial Real Estate and Multi-family Lending

Commercial real estate and multi-family loans amounted to $2.1 billion and $1.9 billion at June 30, 2008 and December 31, 2007, respectively. We originate commercial real estate loans secured predominantly by first liens on apartment houses, office buildings, shopping centers, industrial and warehouse properties and to a lesser extent, more specialized properties such as nursing homes, mobile home parks, restaurants, motels/hotels and auto dealerships. Our current policy with regard to these loans is to minimize our risk by emphasizing geographic distribution within our market areas and diversification of these property types.

As part of our ongoing strategic initiative to manage interest rate risk, commercial and multi-family real estate loans that we originate are generally limited to three, five, or seven year adjustable-rate products which we initially price at prevailing market interest rates. These interest rates, subject to interest rate floors, subsequently reset after completion of the initial adjustment period at new market rates that generally range between 150 and 300 basis points over the current applicable Federal Home Loan Bank (“FHLB”) Advance Rates. The maximum term to re-pricing or maturity that we offer for commercial real estate loans is generally not more than 5 years for commercial real estate and 7 years for multi-family loans, with payment amortization schedules not exceeding 20 years for commercial real estate loans and 25 years for multi-family loans.

We also offer commercial real estate and multi-family construction loans and our portfolio for these products amounted to $326.9 million and $292.7 million at June 30, 2008 and December 31, 2007, respectively. We make most of our construction loans as “construction/permanent” loans, which provide for disbursement of loan funds during the construction period and conversion to a permanent loan when the construction is complete and either tenant lease-up provisions or prescribed debt service coverage ratios are met. We make the construction phase of the loan on a short-term basis, usually not exceeding two years, with floating interest rates that are indexed to either the LIBOR or prime rate. The construction loan application process includes the same criteria which are required for our permanent commercial mortgage loans, as well as a submission of completed plans, specifications and cost estimates related to the proposed construction. We use these items as an additional basis to determine the appraised value of the subject property. The appraisal is an important component because construction loans involve additional risks related to advancing loan funds upon the security of the project under construction, which is of uncertain value prior to the completion of construction.

We continue to emphasize commercial real estate and multi-family lending because of the higher interest rates attendant to this asset class as well as the greater degree of sensitivity to interest rate changes and reduced susceptibility to prepayment risk. Commercial real estate and multi-family loans, however, carry significantly more risk as compared to residential mortgage lending, because they typically involve larger loan balances concentrated with a single borrower or groups of related borrowers. Additionally, the payment experience on loans that are secured by income producing properties is typically dependent on the successful operation of the related real estate project and thus, may subject us to adverse conditions in the real estate market or to the general economy. To help manage this risk, we have put in place concentration limits based upon property types and maximum amounts that we lend to an individual or group of borrowers. In addition, our policy for commercial lending generally requires a maximum loan-to-value (LTV) ratio of 80% on purchases of existing real estate. For construction loans, the maximum LTV ratio varies depending on the project, however it generally does not exceed 90%. Over the last few years, we have not experienced a significant deterioration in credit performance as a result of these higher risk loans, as evidenced by the charge-off rate for our commercial real-estate and multi-family loans, which has averaged less than 15 basis points over the past five years.

Commercial Business Loans

Commercial business loans amounted to $906.8 million and $730.0 million at June 30, 2008 and December 31, 2007, respectively. This portfolio includes business term loans, letters of credit, and lines-of-credit issued to small and medium size companies in our market areas, some of which are secured in part by additional owner occupied real estate. Additionally, we make secured and unsecured commercial loans and lines-of-credit for the purpose of financing equipment purchases, inventory, business expansion, working capital and other general business purposes. The terms of these loans generally range from less than one year up to seven years with either a fixed interest rate or a variable interest rate indexed to the LIBOR or prime rate. Our lines of credit generally expire after one year and typically carry a variable interest rate indexed to the prime rate. To facilitate expansion of these areas, we offer additional commercial business products and services such as cash management, remote deposit capture, merchant services, wire transfer capabilities, lock-box, business credit and debit cards, and online banking.

We also dedicate resources to commercial business and real-estate loans which are 50% to 85% government guaranteed through the Small Business Administration. Terms of these loans range from one year up to twenty years and generally carry a variable rate of interest indexed to the prime rate. This product allows us to better meet the needs of our small business customers while protecting us from undue credit risk.

Commercial business lending is generally considered to involve a higher degree of credit risk than secured real estate lending. The repayment of unsecured commercial business loans are wholly dependent upon the success of the borrower’s business, while secured commercial business loans may be secured by collateral that we cannot readily market.

Residential Real Estate Lending

Residential real estate loans amounted to $2.1 billion and $2.0 billion at June 30, 2008 and December 31, 2007, respectively. We originate mortgage loans to enable our customers to finance residential real estate, both owner-occupied and non-owner occupied, in our primary market areas. We offer traditional fixed-rate and adjustable-rate mortgage products, with monthly and bi-weekly payment options, that have maturities generally up to 30 years, and maximum loan amounts generally up to $750 thousand. Our bi-weekly mortgages feature an accelerated repayment schedule and are linked to a deposit account to facilitate payments.

We generally sell newly originated 30 year conventional and most Federal Housing Administration and Veterans Administration loans in the secondary market to government sponsored enterprises such as Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”) or to wholesale lenders. We intend to continue to sell certain of our newly originated fixed rate loans to assist in our asset and liability management. In addition to removing a level of interest rate risk from our balance sheet, the operation of this secondary marketing function provides us additional cash flow to support future loan growth.

We offer adjustable-rate monthly loan (“ARM”) products secured by residential properties. These ARMs have terms generally up to 30 years, with rates that adjust every one, three, five, seven, or ten years. After origination, the interest rate on these loans is reset based upon a spread or margin above a specified index (i.e. U.S. Treasury Constant Maturity Index). The appropriate index utilized at each interest rate change date corresponds to the initial adjustment period of the loan. Our ARM loans are generally subject to limitations on interest rate increases of up to 2% per adjustment period and a total adjustment of up to 6% over the life of the loan. These loans require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the term, and thus, do not permit any of the increased payment to be added to the principal amount of the loan, commonly referred to as negative amortization.

We retain our ARM loans in our portfolio because of the lessened exposure to interest rate risk. However, ARMs generally pose higher credit risks relative to fixed-rate loans primarily because, as interest rates rise, the payment amounts due from the borrowers rise, thereby increasing the potential for default. In order to manage this risk, we qualify our borrowers of residential one year adjustable-rate loans at the rate which would be in effect after the first interest rate adjustment, if that rate is higher than the initial rate.

We own a 30% interest in Homestead Funding Corp. (“Homestead”), a mortgage banker licensed in the State of New York as well as other states. Homestead provides our residential mortgage loan origination function in Eastern New York, marketing services under our brand, First Niagara Mortgage. We underwrite all loans prior to purchase from Homestead.

Home Equity Lending

We offer fixed-rate, fixed-term, monthly and bi-weekly home equity loans, and prime-based home equity lines of credit (“HELOCs”) in our market areas. Home equity loans amounted to $589.8 million and $503.8 million at June 30, 2008 and December 31, 2007, respectively. We offer both fixed-rate and floating-rate home equity products in amounts up to 100% of the appraised value of the property (including the first mortgage) with a maximum loan amount generally up to $250 thousand. We generally require private mortgage insurance (PMI) for all fixed rate home equity loans and HELOCs with combined first and second mortgage LTV ratios in excess of 85%. We offer monthly fixed-rate home equity loans with repayment terms generally up to 15 years and HELOCs with terms up to 30 years. Our bi-weekly fixed-rate home equity loans are offered with repayment terms up to 30 years, however, because these loans amortize faster due to bi-weekly payments, which generate two additional half payments each year, the actual loan terms are significantly reduced. We also offer an “Ultraflex” home equity line of credit which allows borrowers the option of a five year interest only draw period or a 10 year draw period with principal and interest payments. Additionally, with this product we offer a debit card option to access funds and an option that allows our customers to convert their variable rate line to a fixed rate loan up to three times over the term of the line. The minimum line of credit is $10 thousand and the maximum is $250 thousand (up to $100 thousand if the loan to value exceeds 80%).

Consumer Loans

We offer a variety of fixed-rate installment and variable rate lines-of-credit consumer loans, including indirect mobile home loans as well as personal secured and unsecured loans. Consumer loans amounted to $162.6 million and $127.2 million at June 30, 2008 and December 31, 2007, respectively.

Mobile home loans have shorter terms to maturity and higher yields than traditional single-family residential mortgage loans. We generally offer mobile home loans in New York, New Jersey, Delaware and New Hampshire with fixed-rate, fully amortizing terms of 10 to 20 years. We originate mobile home loans at higher interest rates than residential mortgage loans because mobile homes typically decline in value following their initial sale, potentially resulting in the value of the collateral being less than the loan balance. At the time of origination, we require appraisals on all mobile homes to substantiate their current market values.

We contract with an independent third party to generate all mobile home loan applications for us. However, we underwrite all loans prior to funding them. As part of the negotiated servicing contract, the third party originator contacts borrowers who become delinquent in their payments and when necessary, will oversee the repossession and sale of mobile homes on our behalf. For these services we pay the originator a fee at loan funding, of which generally 50% is deposited into a noninterest bearing escrow account that we control in order to compensate us for any early prepayments and future losses which we may incur on these loans.

We also originate personal secured and unsecured fixed rate installment loans and variable rate lines of credit. Terms of these loans range from six months to five years and generally do not exceed $50 thousand. Secured loans are collateralized by vehicles, savings accounts or certificates of deposit. We only approve unsecured loans for our more creditworthy customers.

Prior to October 1, 2007, we were an active originator of education loans. Substantially all of our loans originated under the auspices of the New York State Higher Education Services Corporation (“NYSHESC”) or the American Student Association (“ASA”). Under the terms of these loans, no repayment is due until the student graduates or leaves school, with 98% of the principal guaranteed by NYSHESC or ASA. Our general practice was to sell these education loans to Nelnet, a national provider of Education Financial Services, as the loans reached repayment status. Significant changes in the Federal Guaranteed Student Loan Program and related interest subsidies resulted in our reevaluating participation in those programs (NYSHESC and ASA). Effective October 1, 2007, we ceased being an active originator of loans under these programs, although we continue to provide our customers access to education loans through a marketing agreement with Nelnet.

Consumer loans generally entail greater risk of loss than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that tend to depreciate, such as automobiles and mobile homes. In these cases, repossessed collateral for a defaulted consumer loan may not provide us an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant any further substantial collection efforts against the borrower. In addition, our consumer loan collections are dependent on the borrower’s continued financial stability, which can be adversely affected by job loss, divorce, illness or personal bankruptcy.

Specialized Lending

Specialized lending loans amounted to $181.7 million and $183.7 million at June 30, 2008 and December 31, 2007, respectively. Our specialized lending portfolio consists of commercial leases and insurance premium financing. We offer installment direct financing “small ticket” equipment leases, generally in amounts between $15 thousand and $125 thousand. Terms of these leases are up to 60 months, generally guaranteed by the principals of the lessee, collateralized by the leased equipment and typically bear interest rates that are higher than traditional commercial lending. Given our strategy to shift our loan portfolio mix to higher yielding commercial type assets, this product line continues to be an area of focus for us. Lease balances totaled $120.0 million and $120.1 million at June 30, 2008 and December 31, 2007, respectively.

Through one of our subsidiaries, we engage in the financing of insurance premiums throughout the U.S. with a concentration of business in the northeastern and southeastern U.S. The insurance policies that we finance are for various commercial lines of business and are secured against the unearned portion of the related insurance premium. The loans are generally for eight to ten months. The majority of our financed premium contracts are with highly reputable insurance agencies with interest rates based on the level of overall risk associated with the borrower. Financed insurance premium balances totaled $61.7 million and $63.7 million at June 30, 2008 and December 31, 2007, respectively.

INVESTMENT ACTIVITIES

Our available for sale securities portfolio is comprised primarily of U.S. government agency securities, mortgage backed securities, collateralized mortgage obligations, and obligations of states and political subdivisions. Portions of our portfolio are utilized for pledging requirements for deposits of state and local subdivisions, securities sold under repurchase agreements, and FHLB advances.

At June 30, 2008, the balance of our securities portfolio was $1.29 billion, compared to $1.22 billion at December 31, 2007. Our investment portfolio remains well positioned to provide a stable source of cash flow and the weighted average estimated remaining life of securities available for sale at June 30, 2008 was 3.7 years.

Net unrealized losses on available for sale investment securities, net of deferred tax effect, at June 30, 2008 were $6.0 million. Generally, the value of our investment securities fluctuates inversely with changes in interest rates. The value of the securities may also be impacted by changes in credit or a temporary lack of liquidity in the market. The unrealized losses represent the difference between the estimated fair value and the amortized cost of the securities, net of the deferred tax effect. As of June 30, 2008 the pre-tax net unrealized losses were $10.0 million with an amortized cost of $1.30 billion. The net loss position has been primarily caused by increased interest rates. We have assessed the securities available for sale that were in an unrealized loss position and determined that the decline in fair value was temporary. In making this determination we considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer (primarily U. S. government agencies or government sponsored enterprises), and our ability and intent to hold these securities until their fair value recovers to their amortized cost. Based on our analysis, we deem the unrealized losses to be temporary. We have the ability and intent to hold our investment securities currently in an unrealized loss position to recovery. In addition, we do not hold any common or preferred stock of FNMA or FHLMC.

DEPOSITS

The following table illustrates the composition of our deposits as of the dates indicated (amounts in thousands):

	June 30, 2008		December 31, 2007
	Amount	Percent	Amount	Percent
Core Deposits:
Savings	$811,160	13.2%	$786,759	14.2%
Interest-bearing checking	505,656	8.2	468,165	8.4
Money market deposits	1,974,430	32.1	1,607,137	29.0
Noninterest-bearing	728,839	11.8	631,801	11.4

Total core deposits	4,020,085	65.3	3,493,862	63.0
Certificates	2,138,148	34.7	2,055,122	37.0

Total Deposits	$6,158,233	100.0%	$5,548,984	100.0%

During the first six months of 2008, our deposit balances increased $609.2 million, including $593.3 million in deposits acquired from Great Lakes. Our focus on disciplined pricing and growing profitable relationships, the Federal Reserve’s recent interest rate easings, and uncertainties in the economic environment have influenced our customers to shift their funds from certificates to shorter term, lower yielding money market deposits. As a result, core deposits now comprise 65% of total deposits, up from 63% at December 31, 2007.

While our municipal deposit balances increased $92.0 million to $672.8 million at June 30, 2008 from December 31, 2007, exclusive of $45.0 million in municipal deposits acquired from Great Lakes, balances have declined $33.0 million from the first quarter of 2008, which is consistent with historical trends as municipalities begin to fund planned capital expenditures.

BORROWINGS

Wholesale borrowings increased $130.7 million during the first six months of 2008 to $1.36 billion, excluding those assumed as part of the acquisition of Great Lakes. We used borrowings to support our loan growth while these funding costs are at the lowest levels seen in recent years. Since December 31, 2007, we have increased our long-term borrowings by $190.0 million at rates that range from 3.01% to 3.83%, with an average weighted life of 3.8 years. These borrowings, together with the renewal of maturing existing borrowings, have contributed to a 24 basis point reduction in our borrowing costs during the second quarter as compared to the first quarter of 2008.

We have a total borrowing capacity of up to $2.0 billion from various funding sources which include the FHLB, Federal Reserve Bank, and commercial banks that we can use to fund lending activities, liquidity needs, and/or to adjust and manage our asset and liability position, of which $653.3 million was available for use at June 30, 2008.

WEALTH MANAGEMENT

Our wealth management business manages client funds utilizing various third party investment vehicles including stocks, bonds, mutual funds, annuities, and other investment products, including individual retirement accounts, education savings plans, and retirement plans for both our consumer and commercial clients. We offer mutual funds and annuities as well as other investment products through our branch network using financial consultants and appropriately licensed employees. Additionally, we offer investment advisory, pension and custody services.

Revenue from mutual funds and annuities consists primarily of commissions paid by our clients, investment managers, and third-party product providers. Our investment management and advisory services, primarily for pensions and retirement plans, are performed under contracts which provide fee income. Fees that we charge vary depending on the individual account and are usually based upon a sliding scale in relation to the level of assets that we manage. New business activity and the level of assets that we manage and the corresponding fees that we earn are particularly affected by fluctuations in stock and bond market prices, the composition of the assets that we manage, and by the level of investments and withdrawals for our current and new clients. Other items affecting wealth management revenue include, but are not limited to, the development of new products, markets and services, new and lost business, the relative attractiveness of investment products offered under current market conditions, changes in the investment patterns of our clients, the flow of monies to and from accounts, the valuation of accounts, actual and relative investment performance, and services performed for our clients.

FINANCIAL SERVICES

To complement our traditional core banking business, we offer a wide range of insurance and investment products and services to help both our retail and commercial customers achieve their financial goals. These products and services are delivered through our financial services business, which includes insurance and benefits consulting.

Insurance and Benefits Consulting

Through FNRM, we provide a wide range of commercial and personal insurance products and services including our claims investigation and adjusting services, third party administration of self insured workers compensation plans, alternative risk management services as well as self insurance consulting services. FNRM also provides industry specific insurance programs related to long-term care, moving and storage, ice rinks, and municipalities.

The revenue attributable to FNRM consists primarily of fees paid by our clients as well as commissions, fees and contingent profit sharing paid by insurance carriers. Commission rates that we earn vary based on the type of insurance product, the carrier being represented, and the services that our agency provides.

We offer full service employee benefits plan administration through FNRM. In addition to group medical, dental, life and disability insurance, we also provide consulting, administration and actuarial valuations for retirement plans, compensation consulting and salary administration, and benefits enrollment and administration.

PROPERTIES

We maintain our executive offices at 6950 South Transit Road, Lockport, New York. This administrative center has 76 thousand square feet of space and is owned by our Bank. At June 30, 2008, we conducted our business through 114 full-service branches located across Upstate New York as well as several financial services subsidiaries. Fifty-five of our branches are owned and 59 are leased.

In addition to our branch network, we occupy office space in our four regional market centers located in Buffalo, Rochester, Albany, and Syracuse, where we conduct financial services and certain back office operations. We also lease or own other facilities which are used for training centers, tenant rental, and storage. These properties include 11 leased offices and five buildings which we own, with a total occupancy of approximately 327 thousand square feet. At June 30, 2008, our premises and equipment had a net book value of $99.0 million. All of these properties are generally in good condition and are appropriate for their intended use.

LEGAL PROCEEDINGS

In the ordinary course of business, we are involved in various threatened and pending legal proceedings. We do not believe that we are a party to any pending legal, arbitration, or regulatory proceedings that would have a material adverse impact on our financial results or liquidity. Certain legal proceedings in which we are involved are described in our Form 10-Q for the periods ended June 30, 2008 and March 31, 2008, as well as our Form 10-K for the year ended December 31, 2007.

SEGMENT INFORMATION

Information about our business segments is included in our Quarterly Reports on Form 10-Q for the period ended June 30, 2008 and March 31, 2008, as well as Form 10-K for the year ended December 31, 2007, Note 19 of “Notes to Consolidated Financial Statements” in Part II, Item 8, “Financial Statements and Supplementary Data.” We have identified two business segments, banking and financial services. Our financial services activities consist of insurance and benefits consulting services. All of our other activities are considered banking.

SUPERVISION AND REGULATION

We are a savings and loan holding company examined and supervised by the OTS, while our Bank is examined and supervised by the OTS and, to a lesser extent, the Federal Deposit Insurance Corporation (“FDIC”). In addition, our commercial bank is subject to regulation by the New York State Banking Department (“NYSBD”), as well as by the FDIC as its deposit insurer. This regulation and supervision establishes a comprehensive framework of activities that we may engage in and is intended primarily for the protection of the FDIC’s deposit insurance fund and depositors. Under this system of federal regulation, we are periodically examined to ensure that we satisfy applicable standards with respect to our capital adequacy, assets, management, earnings, liquidity, and sensitivity to market interest rates. Following completion of an examination, the federal agency critiques our operations and assigns our bank a rating (known as a CAMELS rating). Under federal law, we may not disclose our CAMELS rating to the public. Our Bank is also a member of and owns stock in the FHLB of New York, which is one of the twelve regional banks in the FHLB System. Additionally, our bank is regulated, to a lesser extent, by the Board of Governors of the Federal Reserve System, governing reserves that we are required to maintain against deposits and other operational matters. The OTS examines us and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. Our relationship with our depositors and borrowers are also regulated to a great extent by both federal and state laws, especially in matters concerning privacy, the ownership of deposit accounts and the form and content of loan documents. Any change in these laws or regulations, whether by the OTS or Congress, could have a material adverse impact on us and our operations.

Federal Regulation of Our Savings Bank

Business Activities

Our lending and investment powers come from the Home Owners’ Loan Act, as amended, and the regulations of the OTS. Under these laws and regulations, we may primarily invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets. We also may establish subsidiaries that may engage in activities not otherwise permissible, including real estate investment and securities and insurance brokerage.

Capital Requirements

OTS regulations require us to meet three minimum capital standards: A 1.5% tangible capital ratio, a 4% leverage ratio, and an 8% risk-based capital ratio. The OTS prompt corrective action rules discussed below, in effect, establish a minimum 2% tangible capital standard.

The risk-based capital rules require us to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of our risk-weighted assets, all of our assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 200%, which is assigned by OTS regulation based on the risks they believe are inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock, and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt, and intermediate preferred stock, the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of our bank’s total capital cannot exceed 100% of core capital.

At June 30, 2008, First Niagara Bank exceeded all well-capitalized regulatory requirements.

Loans-to-One-Borrower

We generally may not make a loan or extend credit to a single borrower in excess of 15% of our unimpaired capital and surplus on an unsecured basis. We may loan an additional amount equal to 10% of our unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of June 30, 2008, we were in compliance with loans-to-one borrower limitations (15% of unimpaired capital and unimpaired surplus) of $104.8 million based upon $698.8 million of unimpaired capital and unimpaired surplus. However, given our desire to diversify credit risk, we have established an internal loans-to-one-borrower limit of approximately $69.9 million (10% of unimpaired capital and surplus) as of June 30, 2008. Loan requests in excess of this threshold must be approved by the Risk Management Committee of the Board of Directors.

Qualified Thrift Lender Test

We are also subject to a qualified thrift lender (“QTL”) test. Under the QTL test, we must maintain at least 65% of our “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12-month period. As of June 30, 2008, we had 75% of our portfolio assets in qualified thrift investments. “Portfolio assets” generally means total assets of a savings bank, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of our business.

“Qualified thrift investments” include various types of loans that we make for residential and housing purposes, investments related to those purposes, including certain mortgage-backed and related securities, and loans that we make for personal, family, household, and certain other purposes up to a limit of 20% of our portfolio assets. “Qualified thrift investments” can also include 100% of any of our small business loans. We also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined by the Internal Revenue Code of 1986, as amended.

Capital Distributions

OTS regulations govern capital distributions that our savings bank can make including cash dividends, stock purchases, and other transactions that would be charged to our Bank’s capital account. We must file an application for approval of a capital distribution if the total capital distribution for the applicable calendar year exceeds the sum of current year to date net income plus retained net income for the preceding two years that is still available for distribution; we would not be at least adequately capitalized following the distribution; the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition; or we are not eligible for expedited treatment of our filings.

Even if an application is not otherwise required, we must file a notice with the OTS before a dividend or capital distribution is remitted to shareholders. The OTS may disapprove our notice or application within 30 days if: our Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statute, regulation or agreement. During 2007 and for the first eight months of 2008, the Bank paid $96.0 million and $41.4 million in dividends to our holding company.

Community Reinvestment Act and Fair Lending Laws

We have a responsibility under the Community Reinvestment Act (“CRA”) and related regulations of the OTS to help meet the credit needs of our communities, including low- and moderate-income neighborhoods. In connection with its examination, the OTS assesses our record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit us from discriminating in our lending practices on the basis of characteristics specified in those statutes. Our failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on our activities. Our failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions against us by the OTS, as well as other federal regulatory agencies and the Department of Justice. We received a “Satisfactory” CRA rating on our most recent federal examination.

Transactions with Our Holding Company

Our Bank’s authority to engage in transactions with our holding company and any non-bank subsidiary of our holding company is limited by Sections 23A and 23B of the Federal Reserve Act (the “FRA”) and its implementing regulations. In general, transactions with our holding company must be on terms comparable to transactions with unrelated third-parties. In addition, certain types of transactions are restricted to an aggregate percentage of capital. Collateral in specified amounts must usually be provided by our holding company in order to receive loans.

Our authority to make loans to insiders (our directors, executive officers and 10% stockholders, as well as to company’s controlled by these people) is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and its implementing regulations. These provisions require that loans to our insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) do not exceed certain limitations on the amount of the loan extended to insiders, individually and in the aggregate, which limits are based, in part, on the amount of our capital. In addition, loans in excess of certain limits must be approved by our Board of Directors. Total credit facilities extended to certain of our officers and directors and affiliates amounted to $4.0 million and $3.2 million at June 30, 2008 and December 31, 2007, respectively. The balances due from these insiders under these facilities amounted to $3.0 million and $1.8 million at June 30, 2008 and December 31, 2007, respectively.

Enforcement

The OTS has primary enforcement responsibility over us and has the authority to bring enforcement action against all of our “institution-affiliated parties,” including our stockholders, attorneys, appraisers, and accountants, who knowingly or recklessly participate in wrongful action likely to have an adverse effect on us. Formal enforcement action may range from the issuance of a capital directive or a cease and desist order for the removal of our officers and/or directors, receivership, conservatorship or the termination of our deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to recommend to the Director of the OTS that enforcement action be taken against us. If action is not taken by the OTS Director, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe certain standards for all insured banks. These standards relate to, among other things, internal controls, information and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted “Interagency Guidelines Prescribing Standards for Safety and Soundness” to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured banks before capital becomes impaired. If the appropriate federal banking agency determines that a bank fails to meet any standard prescribed by the guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard. If a bank fails to meet these standards, the appropriate federal banking agency may require the bank to submit a compliance plan.

Prompt Corrective Action Regulations

Under the prompt corrective action regulations, the OTS is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, we are placed in one of the following five categories based on our capital levels:

•	Well-capitalized (at least 5% leverage capital, 6% tier 1 risk-based capital and 10% total risk-based capital);

•	Adequately capitalized (at least 3% leverage capital, 4% tier 1 risk-based capital and 8% total risk-based capital)

•	Undercapitalized (less than 8% total risk-based capital, 4% tier 1 risk-based capital or 3% leverage capital);

•	Significantly undercapitalized (less than 6% total risk-based capital, 3% tier 1 risk-based capital or 3% leverage capital);

•	Critically undercapitalized (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator if a bank is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a bank receives notice that it is “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” A capital restoration plan must disclose, among other things, the steps that would be taken to become adequately capitalized without appreciably increasing the risk to which the bank is exposed. In addition, each company that controls the savings bank must guarantee that the savings bank will comply with the plan until the savings bank has been adequately capitalized on average during each of four consecutive calendar quarters. This guarantee could have a material adverse effect on our financial condition. In addition, numerous mandatory supervisory actions become immediately applicable, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions. The OTS may also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. At June 30, 2008, First Niagara Bank met the criteria for being considered “well-capitalized.”

Insurance of Deposit Accounts

Our deposit accounts are insured by the FDIC up to applicable legal limits.

In February 2006, federal legislation to reform federal deposit insurance was signed into law. This legislation merged the Savings Association Insurance Fund and the Bank Insurance Fund into a unified Deposit Insurance Fund; increased the deposit insurance limit for certain retirement accounts to $250,000 and indexed that limit to inflation; established a range of 1.15% to 1.50% for the FDIC’s designated reserve ratio; and granted the FDIC discretion to set insurance premium rates according to the risk for all insured banks regardless of the level of the reserve ratio. The legislation also granted a one-time initial assessment credit to certain banks in recognition of their past contributions to the fund. During 2007, our Bank used $2.0 million in credits to offset insurance premiums assessed by the FDIC. Our Bank currently has $2.4 million in credits available, 90% of which we are permitted to apply to offset premium assessments through March 31, 2011.

In November 2006, the FDIC adopted final regulations establishing a risk-based assessment system that enables it to more closely tie each financial institution’s premiums to the risk it poses to the deposit insurance fund. Under its former rules, the FDIC did not impose a deposit insurance assessment on financial institutions, such as our Bank, that are, among other criteria, well-capitalized. Under the new risk-based assessment system, which became effective at the beginning of 2007, the FDIC evaluates the risk of each financial institution based on three primary sources of information: (1) its supervisory rating, (2) its financial ratios, and (3) its long-term debt issuer rating, if the institution has one. During 2007, we were assessed premiums at a rate of five cents per $100 of domestic deposits.

Prohibitions Against Tying Arrangements

We are prohibited, subject to some exceptions, from making loans to or offering any other services, or fixing or varying the payment for making loans or providing services, on the condition that a customer obtains some additional service from us or not obtain services from one of our competitors.

Federal Home Loan Bank System

We are a member of the FHLB System, which consists of 12 regional Federal Home Loan Banks. The FHLB System provides a central credit facility primarily for member banks. As a member of the FHLB of New York, we are required to acquire and hold shares of capital stock in the FHLB in an amount equal to 0.2% of the total principal amount of our unpaid residential mortgage loans, commercial real estate loans, home equity loans, CMOs, and other similar obligations at the beginning of each year, and 4.5% of our borrowings from the FHLB. At June 30, 2008, we were in compliance with this requirement.

Federal Reserve System

The Federal Reserve Board regulations require us to maintain noninterest-earning reserves against our transaction accounts, such as NOW and regular checking accounts. Our reserve balances amounted to $600 thousand at June 30, 2008 and December 31, 2007. We are in compliance with the reserve requirements. We may use balances maintained to meet the reserve requirements imposed by the Federal Reserve Board to satisfy our liquidity requirements imposed by the OTS.

Privacy Standards

Federal regulations require us to disclose our privacy policy, including identifying with whom we share “non-public personal information,” to our customers at the time the customer establishes a relationship with us and annually thereafter. In addition, we are required to provide our customers with the ability to “opt-out” of having us share their non-public personal information with nonaffiliated third parties before we can disclose that information, subject to certain exceptions.

The federal banking agencies adopted guidelines establishing standards for safeguarding our customer information. The guidelines describe the agencies’ expectation that we create, implement, and maintain an information security program, which would include administrative, technical, and physical safeguards appropriate to our size and complexity and the nature and scope of our activities. The standards set forth in the guidelines are intended to ensure the security and confidentiality of our customer records and information, protect against any anticipated threats or hazards to the security or integrity of our customer records, and protect against unauthorized access to records or information that could result in substantial harm or inconvenience to our customers. Additionally, the guidance states that banks, such as our Bank, should develop and implement a response program to address security breaches involving customer information, including customer notification procedures. We have developed such a program.

Holding Company Regulation

As a savings and loan holding company, we are subject to regulation and supervision by the OTS, which has enforcement authority over us. Among other responsibilities, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to our Bank.

The Gramm-Leach-Bliley Act of 1999 restricts us to those activities permissible for financial holding companies. As such, we may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. Federal law prohibits us, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings bank or holding company without prior written approval of the OTS. It also prohibits us from acquiring or retaining, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of a bank that is not federally insured. In evaluating applications by holding companies to acquire savings banks, the OTS considers the financial and managerial resources, future prospects of the savings bank involved, the effect of the acquisition on the risk to the deposit insurance fund, the convenience and needs of the community, and competitive factors.

Commercial Bank Regulation

Our commercial bank must file reports with the NYSBD and the FDIC concerning its activities and financial condition, and must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other banks and opening or acquiring branch offices. The NYSBD and the FDIC conduct periodic examinations to assess compliance with various regulatory requirements. This regulation and supervision is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory authorities have extensive discretion in connection with the exercise of their supervisory and enforcement activities. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders, and to remove directors and officers. These enforcement actions may be initiated in response to violations of laws, regulations or unsafe or unsound practices.

Our commercial bank derives its authority primarily from the applicable provisions of the New York Banking Law and the regulations adopted under that law. We are limited in our investments and the activities that we may engage in to those permissible under applicable state law and those permissible for national banks and their subsidiaries, unless those investments and activities are specifically permitted by the Federal Deposit Insurance Act or the FDIC determines that the activity or investment would pose no significant risk to the deposit insurance fund. We limit our commercial bank activities to accepting municipal deposits and acquiring municipal and other securities.

Under New York Banking Law, our commercial bank is not permitted to declare, credit or pay any dividends if its capital stock is impaired or would be impaired as a result of the dividend. In addition, the New York Banking Law provides that our commercial bank cannot declare nor pay dividends in any calendar year in excess of “net profits” for such year combined with “retained net profits” of the two preceding years, less any required transfer to surplus or a fund for the retirement of preferred stock, without prior regulatory approval.

Our commercial bank is subject to minimum capital requirements imposed by the FDIC that are substantially similar to the capital requirements imposed on our savings bank. The FDIC regulations require that each bank maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8%, and a minimum ratio of tier 1 capital to risk-weighted assets of 4%. In addition, under the minimum leverage-based capital requirement adopted by the FDIC, our commercial bank must maintain a ratio of tier 1 capital to average total assets (leverage ratio) of at least 3% to 5%, depending on our Bank’s CAMELS composite examination rating. Capital requirements higher than the generally applicable minimum requirements may be established for a particular bank if the FDIC determines that a bank’s capital is, or may become, inadequate in view of the bank’s particular circumstances. Failure to meet capital guidelines could subject a bank to a variety of enforcement actions, including actions under the FDIC’s prompt corrective action regulations.

At June 30, 2008, our commercial bank met the criteria for being considered “well-capitalized.”

Other Legislation

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) was enacted to strengthen U.S. law enforcement and the intelligence communities’ abilities to work cohesively to combat money laundering and terrorist financing, and requires financial institutions to assist in the prevention, detection, and prosecution of such activities. The PATRIOT Act established anti-money laundering and financial transparency laws and requires cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act

The stated goals of the Sarbanes-Oxley Act of 2002 (“SOX”) are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

SOX addresses, among other matters, audit committees; certification of financial statements and internal controls by the Chief Executive Officer and Chief Financial Officer; the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; a prohibition on insider trading during pension plan black out periods; disclosure of off-balance sheet transactions; a prohibition on certain loans to directors and officers; expedited filing requirements for Forms 4; disclosure of a code of ethics and filing a Form 8-K for significant changes or waivers of such code; “real time” filing of periodic reports; the formation of a public accounting oversight board; auditor independence; and various increased criminal penalties for violations of securities laws. The SEC has enacted rules to implement various provisions of SOX.

The Fair and Accurate Credit Transactions (“FACT”) Act of 2003

The FACT Act includes many provisions concerning national credit reporting standards, and permits consumers, including our customers, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires us to notify our customers if we report negative information about them to credit bureaus or if the credit that we grant to them is on less favorable terms than are generally available. We also must comply with guidelines established by our federal banking regulators to help detect identity theft.

TAXATION

We are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of taxation is intended only to summarize certain pertinent federal and state income tax matters and is not a comprehensive description of the tax rules applicable to us.

Method of Accounting

For federal income tax purposes, we report our income and expenses on the accrual method of accounting and use a tax year ending December 31st for filing our consolidated federal income tax returns.

Corporate Dividends

We may exclude from income 100% of dividends received from our Bank or other non-REIT subsidiaries as a member of the same affiliated group of corporations.

Taxable Distributions and Recapture

Under current federal law, bad debt reserves created prior to January 1, 1988 are subject to recapture into taxable income should our Bank make nondividend distributions, ceases to maintain a bank charter or pays dividends in excess of taxable earnings and profits accumulated after December 31, 1951. At June 30, 2008, our Bank’s federal pre-1988 reserve, for which no federal income tax provision has been made, was approximately $42.0 million.

State of New York

We report income on a calendar year combined basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 7.1% of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, (c) 0.01% of the average value of assets allocable to New York State, or (d) nominal minimum tax. Entire net income is based on Federal taxable income, subject to certain modifications. Alternative entire net income is based on entire net income with certain modifications.

During 2008, New York State enacted revised legislation that phases out the exclusion of dividends paid by a REIT to its parent bank when the REIT files a combined income tax return with the bank. Given that we file combined tax returns, we will only be allowed to deduct 50% of the dividends paid in 2008. Without the REIT dividend exclusion, our 2007 effective tax rate would have been approximately 35.6%, compared to our actual rate of 32.7%.

Status of Audits by Taxing Authorities

We are subject to routine audits of our tax returns by the Internal Revenue Service and New York State Department of Taxation and Finance. There are no indications of any material adjustments relating to any examination currently being conducted by these taxing authorities.

OTHER INFORMATION

We maintain a website at www.fnfg.com. Our annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are made available, free of charge, through the Investor Relations portion of our website, as soon as reasonably practicable after we electronically file them or furnish them to the Securities and Exchange Commission (“SEC”). You may also obtain copies, without charge, by writing to our Investor Relations Department, 6950 South Transit Road, PO Box 514, Lockport, New York 14095-0514.

RISK FACTORS

In addition to other information contained in this prospectus, you should carefully consider the risks described below and incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, in evaluating our company and our business before making a decision to invest in our common stock. These risks are not the only ones faced by us. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated herein and therein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus, and the documents incorporated herein and therein by reference. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Related to this Offering

Market conditions and other factors may affect the value of our common stock.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including:

•	conditions in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	interest rates;

•	the market for similar securities;

•	government action or regulation;

•	general economic conditions or conditions in the financial markets;

•	our past and future dividend practice; and

•	our financial condition, performance, creditworthiness and prospects.

Accordingly, the shares of common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility.

In addition, recently the stock market generally has experienced extreme price and volume fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The exercise of the underwriters’ over-allotment option, the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

You may not receive dividends on the common stock.

Holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically declared cash dividends on our common stock, we are not required to do so and our board of directors may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if our or our banking subsidiaries’ capital ratios fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Delaware law and provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. We have a classified board of directors and as such it is subject to the provisions of Delaware corporations law, which provides for certain anti-takeover provisions. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Risks Related to Our Business

Commercial Real Estate and Business Loans Increase Our Exposure to Credit Risks

At June 30, 2008, our portfolio of commercial real estate and business loans totaled $3.4 billion, or 52.8% of total loans. We plan to continue to emphasize the origination of these types of loans, which generally exposes us to a greater risk of non-payment and loss than residential real estate loans because repayment of such loans often depends on the successful operations and income stream of the borrowers. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. Also, many of our borrowers have more than one commercial loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential real estate loan.

We target our business lending and marketing strategy towards small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

Increases to the Allowance for Credit Losses May Cause Our Earnings to Decrease

Our customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, we may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, we rely on loan quality reviews, past experience, and an evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease our net income.

Our emphasis on the origination of commercial real estate and business loans is one of the more significant factors in evaluating our allowance for credit losses. As we continue to increase the amount of these loans, additional or increased provisions for credit losses may be necessary and as a result would decrease our earnings.

Bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and/or financial condition.

Concentration of Loans in Our Primary Market Area May Increase Risk

Our success depends primarily on the general economic conditions in Upstate New York, as nearly all of our loans are to customers in this market. Accordingly, the local economic conditions in Upstate New York have a significant impact on the ability of borrowers to repay loans. As such, a decline in real estate valuations in this market would lower the value of the collateral securing those loans. In addition, a significant weakening in general economic conditions such as inflation, recession, unemployment or other factors beyond our control could negatively affect our financial results.

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition

Our results of operations and financial condition are significantly affected by changes in interest rates. Our financial results depend substantially on net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense we pay on interest-bearing liabilities. Because our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets, an increase in interest rates generally would tend to result in a decrease in our net interest income. We have taken steps to mitigate this risk such as holding fewer longer-term residential mortgages as well as investing excess funds in shorter-term investments.

Changes in interest rates also affect the value of our interest-earning assets and in particular our investment securities available for sale. Generally, the value of our investment securities fluctuates inversely with changes in interest rates. At June 30, 2008, our investment securities available for sale totaled $1.3 billion. Unrealized losses on our securities available for sale, net of deferred income taxes, amounted to $6.0 million and are reported in other comprehensive income as a separate component of our stockholders’ equity. Decreases in the fair value of our securities available for sale, therefore, could have an adverse effect on our stockholders’ equity.

Changes in interest rates may also affect the average life of our loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on our existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Declines in Value May Adversely Impact the Carrying Amount of Our Goodwill, Other Intangible Assets and Investment Portfolio

As of June 30, 2008, we had approximately $806.3 million in goodwill and intangible assets and $1.3 billion in available for sale investment securities. We may be required to record impairment charges on our investment securities if they suffer a decline in value that is considered other-than-temporary. We test our goodwill and intangible assets for impairment at least annually and more frequently when events or circumstances indicate that impairment may occur. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, unanticipated changes in the competitive environment or a decision to change our operations or dispose of an operating unit could have a negative effect on our investment portfolio, goodwill or other intangible assets in future periods. If an impairment charge is significant enough it could effect the ability of our bank to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to stockholders and could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

Conditions in Insurance Markets Could Adversely Affect Our Earnings

As we have become increasingly reliant on noninterest income, particularly insurance fees and commissions, these revenue levels could be negatively impacted by the fluctuating premiums in the insurance market caused by capacity constraints and losses due to natural disasters. Other factors that affect our insurance revenue are profitability and growth of our clients, continued development of new products and services, as well as our access to markets.

Our Ability to Grow May Be Limited if We Cannot Make Acquisitions

In an effort to fully deploy our capital and to increase our loans and deposits, we intend to continue to acquire other financial institutions, financial services companies or branches. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms. In addition, we incur risks and challenges associated with the integration of acquired institutions in a timely and efficient manner, and we cannot guarantee that we will be successful in retaining existing customer relationships or achieving anticipated operating efficiencies.

Our Expanding Branch Network May Affect Our Financial Performance

Since 1998, we have expanded our branch network by both acquiring financial institutions and establishing de novo branches. At June 30, 2008, we operated 114 branches, including five new locations that were opened in 2007 as part of our de novo expansion. Our acquisition of Great Lakes Bancorp, Inc. in February 2008 resulted in an incremental increase of five branches being added to our network. We cannot assure that our ongoing branch expansion strategy will be accretive to our earnings, or that it will be accretive to our earnings within a reasonable period of time. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel, and an effective marketing strategy. Additionally, it takes time for a new branch to gather sufficient loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs.

Strong Competition May Limit Our Growth and Profitability

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than us and may offer certain services that we do not or cannot provide. Our profitability depends upon our ability to successfully compete in our market area.

We Operate in a Highly Regulated Environment and May Be Adversely Affected by Changes in Laws and Regulations

We are subject to extensive regulation, supervision, and examination by the OTS, FDIC, and the NYSBD. Such regulators govern the activities in which we may engage, primarily for the protection of depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank, and the adequacy of a bank’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on us and our operations. We believe that we are in substantial compliance with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. There can be no assurance that proposed laws, rules and regulations, or any other laws rule or regulation, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

DIVIDEND POLICY

We presently plan to pay cash dividends on our common stock on a quarterly basis dependent upon the results of operations of the immediately preceding quarters. However, declaration of dividends by the Board of Directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions.

We paid dividends on our common stock of $29.0 million through June 30, 2008, $55.9 million and $49.4 million in 2007 and 2006, respectively.

We are a legal entity separate and distinct from its banking and other subsidiaries. These subsidiaries are our principal assets, and as such, provide our main source of payment of dividends. As to the payment of dividends, as discussed below, First Niagara Bank is subject to the laws and regulations of its chartering jurisdiction and to the regulations of its primary federal regulator. If the federal banking regulator determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See “Business-Supervision and Regulation-Capital Distributions” for a discussion of regulations affecting the ability of First Niagara Bank to make capital distributions to our holding company.

DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP, INC.

First Niagara Financial Group, Inc. is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. At June 30, 2008, there were 109,722,281 shares of First Niagara Financial Group, Inc. common stock issued and outstanding. First Niagara Financial Group, Inc. has no outstanding shares of preferred stock. Each share of First Niagara Financial Group, Inc. common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of First Niagara Financial Group, Inc. represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends. First Niagara Financial Group, Inc. may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by First Niagara Financial Group, Inc. is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of First Niagara Financial Group, Inc. will be entitled to receive and share equally in dividends as may be declared by the board of directors of First Niagara Financial Group, Inc. out of funds legally available therefor. If First Niagara Financial Group, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of First Niagara Financial Group, Inc. have exclusive voting rights in First Niagara Financial Group, Inc. They elect First Niagara Financial Group, Inc.’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share except that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. Each holder of common stock will not have any right to cumulate votes in the election of directors. If First Niagara Financial Group, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Liquidation. In the event of any liquidation, dissolution or winding up of First Niagara Bank, First Niagara Financial Group, Inc., as the holder of 100% of First Niagara Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Niagara Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of First Niagara Bank available for distribution. In the event of liquidation, dissolution or winding up of First Niagara Financial Group, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Niagara Financial Group, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of First Niagara Financial Group, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of First Niagara Financial Group, Inc.’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. First Niagara Financial Group, Inc.’s board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Certain Provisions of the First Niagara Financial Group, Inc. Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.

First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of First Niagara Financial Group, Inc. more difficult.

The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Directors. The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of First Niagara Financial Group, Inc.’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares. First Niagara Financial Group, Inc. has authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of First Niagara Financial Group, Inc.” The certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. First Niagara Financial Group, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara Financial Group, Inc. that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of First Niagara Financial Group, Inc. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by First Niagara Financial Group, Inc.’s board of directors and also by a majority of the outstanding shares of First Niagara Financial Group, Inc.’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara Financial Group, Inc.;

(ii)	The inability of stockholders to act by written consent;

(iii)	The inability of stockholders to call special meetings of stockholders;

(iv)	The division of the board of directors into three staggered classes;

(v)	The ability of the board of directors to fill vacancies on the board;

(vi)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(vii)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(viii)	The ability of the board of directors to amend and repeal the bylaws; and

(ix)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire First Niagara Financial Group, Inc.

The bylaws may be amended by the affirmative vote of a majority of the directors of First Niagara Financial Group, Inc. or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the OTS has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a federal savings bank without the prior approval of the OTS. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the OTS.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the federal savings bank’s directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a federal savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a federal savings bank’s stock who do not intend to participate in or seek to exercise control over a federal savings bank’s management or policies may qualify for a safe harbor by filing with the OTS a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The OTS may prohibit an acquisition of control if it finds, among other things, that:

1.	the acquisition would result in a monopoly or substantially lessen competition;

2.	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

3.	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., as representative of the several Underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc., dated September 25, 2008 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number shares of common stock, $0.01 par value per share, listed next to its name in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	4,814,815

Sandler O’Neill & Partners, L.P.	2,592,593

Total	7,407,408

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment option

We have granted the Underwriters an option to buy 1,111,111 additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.675 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional shares of common stock:

	No exercise	Full Exercise
Per Share	$0.675	$0.675
Total	$5,000,000	$5,750,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $379,000.

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe Bruyette & Woods, Inc., subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Select Market quotation

Our common stock is quoted on NASDAQ under the symbol “FNFG”.

Price stabilization, short positions and passive market making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Certain legal matters, including the validity of the common stock offered hereby, will be passed upon for us by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., and for the Underwriters by Thacher Proffitt  & Wood LLP, Washington, D.C.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference, herein, in reliance upon the report of KPMG LLP an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

7,407,408 Shares

First Niagara Financial Group, Inc.

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

September 25, 2008